Exhibit 99.2

MEDICURE INC.

MANAGEMENT PROXY CIRCULAR

and

NOTICE OF ANNUAL MEETING

May 10, 2021

MEDICURE INC.

2-1250 Waverley Street

Winnipeg, Manitoba R3T 6C6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the “Meeting”) of the shareholders of Medicure Inc. (the “Corporation”) will be held in Winnipeg, Manitoba, at 2-1250 Waverley Street, on Monday, June 21, 2021at 11:00 a.m. (Central Daylight time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended December 31, 2020 together with the auditors’ report thereon;

2.	to elect six (6) directors for the ensuing year, namely Dr. Albert D. Friesen, Dr. Arnold Naimark, Brent Fawkes, Manon Harvey, Gerald P. McDole and Peter Quick;

3.	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

As a result of heightened health and safety concerns related to the COVID-19 pandemic, in person attendance at the Meeting will be limited to registered shareholders, duly appointed proxyholders, and essential personnel. The Corporation strongly encourages shareholders not to attend the Meeting in person and to consult the recommendations of the Public Health Agency of Canada, Manitoba Health and local public health authorities for preventing the spread of COVID-19 through the practice of physical distancing. The Corporation encourages shareholders to vote their common shares prior to the Meeting following the instructions set out in the enclosed Management Proxy Circular and Proxy.

Shareholders unable to attend the Meeting by teleconference are requested to read the enclosed Management Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:
1.	Holders of common shares of the Corporation are requested to sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting.

2.	Only holders of common shares of the Corporation of record at the close of business on May 10, 2021 will be entitled to vote at the Meeting.

DATED at Winnipeg, Manitoba, this 10th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Albert D. Friesen”
Dr. Albert D. Friesen
Chairman, President & CEO

MEDICURE INC.

_________________________________________

MANAGEMENT PROXY CIRCULAR

MANAGEMENT SOLICITATION

This management proxy circular (“Circular”) is furnished to the shareholders of Medicure Inc. (the “Corporation”) in connection with the solicitation of proxies by management of the Corporation (“Management”) for use at the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Corporation’s offices located at 4-1250 Waverley Street, Winnipeg, Manitoba on Monday, June 21, 2021 at 11:00 a.m. (Central Daylight Time) for the purposes set out in the notice of the Meeting (the “Notice of Meeting”).

As a result of heightened health and safety concerns related to the COVID-19 pandemic, in person attendance at the Meeting will be limited to registered shareholders, duly appointed proxyholders, and essential personnel. The Corporation strongly encourages shareholders not to attend the Meeting in person and to consult the recommendations of the Public Health Agency of Canada, Manitoba Health and local public health authorities for preventing the spread of COVID-19 through the practice of physical distancing. The Corporation encourages shareholders to vote their common shares prior to the Meeting following the instructions set out in this Circular and the enclosed Proxy.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by the Corporation.

Except as otherwise stated, the information contained herein is given as of May 10, 2021.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, Chairman, and Chief Executive Officer (“CEO”) and a director of the Corporation, and Dr. Neil Owens, Chief Operating Officer (“COO”) of the Corporation (the "Management Designees"), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them.

A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person or company to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy and delivering the instrument of proxy. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act (the “CBCA”), in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 2-1250 Waverley Street, Winnipeg, Manitoba R3T 6C6.

VOTING OF PROXIES

The common shares represented by proxy will be voted or withheld from voting on any ballot that may be called for in accordance with your instructions in the instrument of proxy and where a choice with respect to any matter to be acted upon has been specified in the proxy, the common shares will be voted in accordance with the specification so made. If a choice is not specified, it is intended that the persons designated by Management in the accompanying proxy will vote the common shares represented by the proxy in favour of each matter identified in the proxy.

The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders due to the fact that the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person (the “Non-Registered Holder”) is not a registered shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which indicates the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions, affix it to the form of proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 10, 2021, the Corporation had 10,251,313 common shares issued and outstanding, each carrying the right to one vote per share. Each person who is a holder of record of common shares of the Corporation at the close of business on May 10, 2021 (the “Record Date”) will be entitled to notice of and to attend the Meeting and to vote at the Meeting the number of common shares held by such holder on the Record Date.

Except as disclosed below, as at May 10, 2021, no person or company, to the knowledge of the directors or the executive officers of the Corporation, beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Albert D. Friesen	2,434,827	23.75%
MM Asset Management Inc.	2,410,567	23.51%

The Corporation reports that on June 30, 2020 it commenced a normal course issuer bid (“NCIB”) for up to 533,116 common shares. The NCIB will end on June 29, 2021 or on such earlier date that the Corporation completes its purchases of common shares under the NCIB. All purchases of common shares under the NCIB are being effected through the facilities of the stock exchange on which the securities of the Corporation are listed. A purchase of common shares under the NCIB also may not, when aggregated with the total of any other purchases in the 30 days preceding the purchase, whether through the facilities of the TSX Venture Exchange or otherwise, exceed 2% of the total issued and outstanding common shares at the time the purchase is made. All common shares acquired by the Company under the NCIB are being purchased at the market price and are being cancelled following purchase. A copy of the Corporation’s current Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX Venture Exchange in respect of the NCIB may be obtained by shareholders of the Corporation, without charge, by contacting the Corporation at its head office located at 2-1250 Waverley Street, Winnipeg, MB R3T 6C6.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any person who was a director or executive officer of the Corporation at any time since the beginning of its last completed financial year; (ii) any proposed nominee for election as a director of the Corporation; or (iii) any associate or affiliate of every person referred to in (i) and (ii), in any matter to be acted upon at the Meeting, other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Financial Statements

The Board of Directors of the Corporation (the “Board”) has approved the financial statements for the year ended December 31, 2020, and the auditors’ report thereon.

B.	Election of Directors

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the six nominees whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by proxies for the election of such other person or persons as directors as may be nominated in accordance with the best judgement of Management.

Information in the table below as to shares beneficially owned, or controlled or directed, directly or indirectly, by each nominee, as of the date of this Circular, not being within the knowledge of the Corporation, has been furnished by each of the respective nominees.

Name and Present Position with the Corporation	Common Shares Benefically Owned, Controlled or Directed	Director Since	Principal Occupation During the Last Five Years
Dr. Albert D. Friesen, Chief Executive Officer, Chairman and Director, Winnipeg, Manitoba, Canada	2,434,827	Jun. 10/98

Dr. Friesen is Chief Executive Officer, Chairman and a director of the Corporation. Dr. Friesen is also currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg, that he founded in 1997. Dr. Friesen is the Chairman and a member of the Board of Directors of Waverley Pharma Inc. (WAVE: TSX-V).

Dr. Arnold Naimark,(1) Director, Winnipeg, Manitoba, Canada	39,194	Feb. 28/00	Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P., F.R.S.C., FCAHS is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba. He is currently a Director of the Centre for the Advancement of Medicine and Chair of Genome Prairie. Dr. Naimark serves on the National Statistics Council of Canada and is Vice-Chair of the Statistics Canada Audit Committee.
Brent Fawkes, (1) Director, Winnipeg Manitoba, Canada	12,376	Jan. 22/13	Mr. Fawkes is a Chartered Accountant with 25 years of experience in accounting and finance. Mr. Fawkes is currently the Vice President of Finance with Standard Aero Limited, one of the world’s largest independent providers of a variety of aerospace services serving a diverse array of customers in business and general aviation, airline, military, helicopter, components, energy and VIP completions markets.
Gerald P. McDole,(1) Director, Mississuaga, Ontario, Canada	48,950	Jan. 16/04

Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President.

Peter Quick,(1) Director, Mill Neck, New York, USA	28,150	Nov. 29/05

Mr. Quick is a Partner of Burke and Quick Partners Holdings LLP, the parent company of Burke & Quick Partners LLC, a broker dealer. He is a member of the Boards of Trustees of First of Long Island Corporation (FLIC: NASDAQ) and First National Bank of Long Island. He is a member of the Board of Directors of Gain Capital (GCAP: NYSE) and Fund for the Poor. He serves as the Mayor of the Incorporated Village of Mill Neck, NY. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the American Stock Exchange (now the “NYSE Alternext U.S.”).

Manon Harvey, (1) Director, Kelowna, British Columbia, Canada	Nil	May 15/19	Ms. Harvey is the UBC Okanagan Campus Director, Integrated Planning and Chief Budget Officer. For the prior 21 years, she was the Vice President, Finance and Corporate Services for the Canada Foundation for Innovation where she also served as an officer and secretary/treasurer. For over 10 years, until June 2014, Ms. Harvey was a director and chair of the audit committee for Hydro Ottawa. Currently, she is also an external member of the departmental audit committee of the Royal Canadian Mounted Police (RCMP). Ms. Harvey holds a CPA and CA designation and a Bachelor of Commerce (summa cum laude) degree from the University of Ottawa.

Note:

(1)	Member of the Audit and Finance Committee and the Executive Compensation, Nominating and Corporate Governance Committee.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “For” the election of the above nominees as directors of the Corporation. Management recommends a vote “For” the resolution electing the above nominees.

C.       Appointment and Remuneration of Auditors

Management proposes to appoint Ernst & Young LLP (“EY”), Chartered Accountants, of Winnipeg, Manitoba, the present auditor of the Corporation, as auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. EY was first appointed by the Board of Directors as auditor of the Corporation on October 16, 2020.

EY is being proposed for appointment as auditor of the Corporation to replace PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, which resigned as auditor of the Corporation effective October 16, 2020. PwC resigned as auditor at the request of the Audit and Finance Committee of the Corporation. PwC had been the Corporation’s auditor since November 21, 2018. There were no reportable events, as defined in National Instrument 51-102, between the Corporation and PwC. A copy of the notice of change of auditor relating to the resignation of PwC and the appointment of EY, along with response letters from both audit firms, are attached hereto as Schedule “A”.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “For” the re-appointment of EY as auditor of the Corporation and the authorization of the directors to fix the remuneration of the auditor. Management recommends a vote “For” the resolution re-appointing EY as auditor of the Corporation and authorizing the directors to fix the remuneration of the auditor.

D.	Other Business

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the shares represented by proxies in favour of Management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	the CEO of the Corporation;

(b)	the Chief Financial Officer (“CFO”) of the Corporation;

(c)	the Corporation’s, including any of its subsidiaries, most highly compensated executive officer other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V - Statement of Executive Compensation - Venture Issuers of National Instrument 51-102 - Continuous Disclosure Obligations, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was not an executive officer of the Corporation and was not acting in a similar capacity, at the end of that financial year.

The Corporation had three NEOs during the year ended December 31, 2020: Dr. Albert D. Friesen, CEO and Chairman of the Corporation; Dr. Neil Owens, President and COO of the Corporation, and James Kinley, CFO and Secretary of the Corporation.

A.	Compensation Description and Analysis

The Executive Compensation, Nominating and Corporate Governance Committee (the “ECNCG Committee”) is responsible for reviewing the Corporation’s compensation policies and determining the compensation of the Corporation’s directors and executive officers. The ECNCG Committee makes recommendations to the Board, which has final approval on such matters.

The ECNCG Committee is made up of Dr. Arnold Naimark (Chair), Brent Fawkes, Gerald McDole, Manon Harvey and Peter Quick. All five members of the ECNCG Committee are independent directors within the meaning of section 1.4 of NI 52-110 Audit Committees.

All five members of the ECNCG Committee have held senior executive positions with organizations of significant size and complexity and know the issues and processes involved with determining compensation at the executive level. Dr. Naimark served on the board of one of Canada’s major chartered banks for approximately 15 years and was a member of the bank’s compensation committee for a number of those years, giving him a unique and experienced perspective on executive compensation from a board committee point of view. Mr. McDole is a former executive officer of the Canadian division of a large pharmaceutical company and has previously served as Chair of a Canadian specialty pharmaceutical company. This experience allows him to bring a relevant perspective grounded in the life sciences industry to the Corporation’s ECNCG Committee.

The Corporation has not retained any compensation consultants or advisors to assist the Board or the ECNCG Committee in determining compensation for the directors or executive officers of the Corporation.

The ECNCG Committee recommends to the Board what it considers is the appropriate compensation based primarily on internal discussion and historical compensation levels of the Corporation’s NEOs. The ECNCG Committee has not done any benchmarking for the past few years but does generally keep informed of the compensation paid by other public companies that the ECNCG Committee feels are similarly placed within the life sciences industry. The Corporation’s executive compensation program consists of an annual base salary, the grant of stock options and an annual discretionary bonus.

Named Executive Officer Compensation

The Corporation’s executive compensation program is based on a “pay-for-performance” philosophy. The program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are intended to be competitive with the base salaries paid by companies of a comparable size within the life sciences industry, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of the executives and senior managers with the longer term interests of shareholders. Historically, the ECNCG Committee has collected executive compensation data from public filings of other companies of similar size within the life sciences industry. This data, along with other variables such as the Corporation’s cash position, sales levels and financial performance influence compensation levels and are analyzed and considered in fixing compensation levels.

The Corporation’s corporate goals and objectives are established at regular intervals by the ECNCG Committee and the Board. In the fourth quarter of each financial year, the achievements of senior management are reviewed and evaluated by the ECNCG Committee and measured against any corporate goals and objectives that have been set for that financial year. The degree to which the corporate objectives have been achieved are considered by the ECNCG Committee along with the individual performance of each executive. Recommendations are then made to the Board of Directors with respect to the cash-based annual incentives of the senior executives, thereby establishing a direct link between senior executive compensation and the Corporation’s financial and non-financial performance. For the year ended December 31, 2020, the Corporation did not set any specific corporate objectives for the NEOs.

The Board and ECNCG Committee have not formally considered the implications of or analyzed the risks associated with the Corporation’s compensation policies and practices.

The NEOs and directors of the Corporation are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by them.

Compensation for the NEOs, as well as for other senior managers, consists of (i) an annual base salary, (ii) the grant of stock options, and (iii) an annual discretionary bonus, all of which are discussed in further detail below. As a senior executive’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

The Corporation’s Option Plan allows for compensation of participants while providing additional incentive to work toward strengthening long term corporate performance. Options to purchase common shares of the Corporation may be granted to an executive under the Option Plan following consideration by the ECNCG Committee of the level of responsibility of the executive, as well as his/her impact and/or contribution to the longer term operating performance of the Corporation. In determining the number of options to be granted to the NEOs, the ECNCG Committee takes into account the number of options, if any, previously granted to each NEO and the exercise price of any outstanding options.

Annual Base Salary

The ECNCG Committee recommends the base salary for the NEOs and any other executive officers of the Corporation based primarily on internal discussion and historical compensation levels of the Corporation’s NEOs. The level of base salary for the NEOs is also determined by the level of responsibility and the importance of their relative positions to the Corporation, prior experience, breadth of knowledge and past and expected future performance. The NEOs’ base salaries are set at levels which are intended to be competitive with the base salaries paid by companies of a comparable size within the life sciences industry, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long-term success. Base salaries are generally significantly increased only if market compensation practices change substantially or the executive officer assumes material additional responsibilities.

Stock Options

The Option Plan is administered by the ECNCG Committee and is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The ECNCG Committee considers stock option grants when reviewing NEO and senior executive compensation packages as a whole with respect to the allocation of options under the Option Plan. After reviewing the recommendations of the President and CEO, the ECNCG Committee recommends to the Board of Directors which key employees should receive option grants, and any terms and conditions forming part of such grants. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibility, the importance of the position to the Corporation’s overall success and the number of options, if any, previously granted. The aggregate number of stock options which may be issued under the Option Plan or in respect of any financial year is limited by the terms of the Option Plan and cannot be increased without shareholder approval. The expiry date for options granted under the Option Plan may be any time up to ten years from the effective date of the grant. Although the ECNCG Committee has discretion to determine the terms and conditions of any option grant in accordance with the provisions of the Option Plan, since the Option Plan’s inception, the ECNCG Committee has typically recommended that options granted under the Option Plan have a maximum ten-year term. Pursuant to the terms of the Option Plan, vesting is at the discretion of the ECNCG Committee. During the year ended December 31, 2020, there were no stock options granted to NEOs.

Performance Bonus

NEOs and other senior executives may be eligible for discretionary cash performance bonuses. The amount awarded, if any, is based upon the financial condition of the Corporation, the level of responsibility and significance of position within the Corporation, individual performance, and the achievement of any corporate objectives or goals that may be set by the ECNCG Committee. In any given year, the Corporation’s NEOs or other senior executives may be paid a higher, lower, or zero bonus, depending upon relative performance against set targets and objectives. For the year ended December 31, 2020, the ECNCG Committee did not set specific targets or objectives for the NEOs. As of May 10, 2021, performance bonuses have been recorded and paid to Dr. Neil Owens and James Kinley in the amounts of $15,000 and $10,000, respectively. No other performance bonuses have been recorded to any other NEOs for the year ended December 31, 2020.

Share-based and Option-based Awards

The Corporation has not granted any share-based awards to executive officers. Please see the paragraph above entitled “Stock Options” for discussion related to the process used by the Corporation to grant option-based awards.

Director Compensation

The Corporation provides $2,000 per Board meeting personally attended and $1,000 per Board meeting attended via telephone, in cash compensation, to those of its directors who are not “insiders” (as that term is defined in Part XI of The Securities Act (Manitoba)) of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation provides $1,500 per committee meeting personally attended and $1,000 per committee meeting attended via telephone for committee members if the committee meeting is not held on the same day as a Board meeting. The Corporation also provides an additional annual retainer of $5,000 to the independent committee Chairs.

As at December 31, 2020, the Corporation had $14,763 recorded within accounts payable and accrued liabilities on its consolidated financial statements relating to amounts payable to the independent members of the Corporation’s Board of Directors for previous services provided.

The directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board.

B.       Director and Named Executive Officer Compensation

The following table provides a summary of all compensation earned by the directors and NEOs of the Corporation (excluding compensation securities) for the financial years ended December 31, 2019 and December 31, 2020 for services rendered to the Corporation.

Name and Principal Position	Year	Salary, Fee, Retainer ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	All other compensation ($)	Total compensation ($)
Albert D. Friesen, PhD, President, Chief Executive Officer, and Chairman	2019 2020	330,750(1) 330,750(1)	15,750(2) -	- -	- -	- -	346,500 (3) 330,750(3)
Neil Owens, PhD, President, and Chief Operating Officer	2019 2020	67,500(4) 151,667	- 15,000(5)	-	-	-	67,500 166,667
James Kinley, CPA CA, Chief Financial Officer and Secretary	2019 2020	175,000 175,000	10,000(2) 10,000(5)	- -	- -	- -	185,000 185,000
Arnold Naimark Director	2019 2020	- -	- -	19,000 16,000	- -	- -	19,000 16,000
Gerald McDole Director	2019 2020	- -	- -	14,000 11,000	- -	- -	14,000 11,000
Brent Fawkes Director	2019 2020	- -	- -	19,000 16,000	- -	- -	19,000 16,000
Peter Quick Director	2019 2020	- -	- -	14,000 11,000	- -	- -	14,000 11,000
Manon Harvey Director	2019 2020	-	-	9,000 11,000	-	-	9,000 11,000

Notes:
(1)	Represents the amount paid by the Corporation to Albert D. Friesen’s personal consulting company, A.D. Friesen Enterprises Ltd. See “Employment and Consulting Agreements” section for more information.
(2)	Bonus payment pertains to bonuses from fiscal 2018.
(3)	None of Albert D. Friesen’s total compensation results from his duties as a director of the Corporation.
(4)	Represents the salary pertaining to the portion of the fiscal year where the individual was employed in a role considered to be an NEO.
(5)	Bonus payments pertain to bonuses from fiscal 2020.

The following table discloses all compensation securities granted or issued to each director and NEO by the Corporation in the most recently completed financial year for services provided or to be provided directly or indirectly, to the Corporation.

Name and Principal Position	Type of Security	Number of Securities, Number of Underlying Securities and % of Class	Date of Issue or Grant	Issue or Exercise Price ($)	Closing Price of Security or Underlying Security on Grant Date ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Albert D. Friesen, PhD, President, Chief Executive Officer, and Chairman(1)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
James Kinley, CA, Chief Financial Officer and Secretary(2)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Neil Owens, PhD, President and Chief Operating Officer(3)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Arnold Naimark Director(5)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Gerald McDole Director(6)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Brent Fawkes Director(7)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Peter Quick Director(8)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Manon Harvey Director(9)	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	As at December 31, 2020 Dr. Albert Friesen held a total of 565,500 stock options representing 565,500 underlying common shares. 487,500 options were vested as of December 31, 2020.
(2)	As at December 31, 2020 James Kinley held a total of 133,700 stock options representing 133,700 underlying common shares. 81,700 options were vested as of December 31, 2020.
(3)	As at December 31, 2020 Dr. Neil Owens held a total of 112,900 stock options representing 112,900 underlying common shares. 31,300 options were vested as of December 31, 2020.
(4)	As at December 31, 2020 Jamie Gowryluk held a total of 30,000 stock options representing 30,000 underlying common shares. 6,000 options were vested as of December 31, 2020.
(5)	As at December 31, 2020 Dr. Arnold Naimark held a total of 70,700 stock options representing 70,700 underlying common shares. 64,700 options were vested as of December 31, 2020. During the year ended December 31, 2019, Dr. Naimark exercised 667 stock options to acquire 667 common shares of the Company at an exercise price of $0.60 per share.
(6)	As at December 31, 2020 Gerald McDole held a total of 70,700 stock options representing 70,700 underlying common shares. 64,700 options were vested as of December 31, 2020. During the year ended December 31, 2019, Gerald McDole exercised 667 stock options to acquire 667 common shares of the Company at an exercise price of $0.60 per share.
(7)	As at December 31, 2020 Brent Fawkes held a total of 70,700 stock options representing 70,700 underlying common shares. 64,700 options were vested as of December 31, 2020.
(8)	As at December 31, 2020 Peter Quick held a total of 70,700 stock options representing 70,700 underlying common shares. 64,700 options were vested as of December 31, 2020. During the year ended December 31, 2019, Peter Quick exercised 667 stock options to acquire 667 common shares of the Company at an exercise price of $0.60 per share.
(9)	As at December 31, 2020 Manon Harvey held a total of 15,000 stock options representing 15,000 underlying common shares. 3,000 options were vested as of December 31, 2020.

Stock Option Plan

The Option Plan is a “fixed plan”. As such, the rules of the TSX Venture Exchange provide that the aggregate number of common shares that may be reserved for issuance under the Option Plan, together with any stock options outstanding, may not exceed 20% of the number of issued and outstanding common shares at the date of the adoption of the Option Plan. Under the Option Plan, stock options can only be granted to directors, officers, employees, consultants and management company employees of the Corporation. In addition, the aggregate number of stock options granted to any one consultant or person providing investor relations services in a 12 month period must not exceed 2%, and to any other eligible person must not exceed 5%, of the issued and outstanding common shares of the Corporation. Furthermore, the aggregate number of stock options granted to insiders of the Corporation (as a group) must not exceed 10% of the issued and outstanding common shares of the Corporation at any point in time. Options granted pursuant to the Option Plan cannot exceed a term of ten years and are granted at an option price and with vesting dates which the directors determine are necessary to achieve the goals of the Option Plan and in accordance with regulatory policies. Each option entitles the holder thereof to purchase one common share on the terms set forth in the Option Plan and in such participant’s specific stock option agreement. Any option granted to an eligible person other than an investor relations provider must expire within 12 months of that person ceasing to be in that role. If any option expires or otherwise terminates without having been exercised in full, the number of common shares in respect of such expired or terminated options, as the case may be, would again be available for the purposes of option grants under the Option Plan. Fixed number plans must be approved by shareholders at the time the plan is to be implemented, and at such time the number of shares reserved for issuance under the plan is amended.

External Management Company Agreements

The Corporation entered into a management services agreement with Genesys Venture Inc. (“GVI”) on January 1, 2020 (the “2020 GVI Agreement”), for an initial term of 12 months, under which the Corporation committed to pay $7,083.33 per month or $85,000 per annum. Pursuant to the 2020 GVI Agreement, GVI provided certain human resource, contracting, information technology and administrative services to the Corporation during the year ended December 31, 2020. The 2020 GVI Agreement was renewed for an additional term of 12 months effective January 1, 2021.

Employment and Consulting Agreements

On July 18, 2011 the Corporation and Dr. Albert D. Friesen entered into a consulting agreement. Pursuant to the agreement between the Corporation and Dr. Friesen’s personal consulting company, A.D. Friesen Enterprises Ltd., Dr. Friesen served the Corporation as CEO in consideration for consulting fees of $15,000 per month. Dr. Friesen was also eligible for a yearly merit/performance bonus, if any, that the Board of Directors, in its sole discretion, may authorize. The term of the agreement was for a period of 60 months. On July 18, 2016, the Corporation and Dr. Albert D. Friesen entered into a new consulting agreement for an additional 60 month term. Pursuant to the agreement between the Corporation and Dr. Friesen’s personal consulting company, A.D. Friesen Enterprises Ltd., Dr. Friesen serves the Corporation as CEO in consideration for consulting fees of $25,000 per month. On January 1, 2017, the consulitng fees were increased to $26,250 per month. On January 1, 2019, the consulitng fees were increased to $27,563 per month. The monthly consulting fee will be reviewed by the Board during the 60 month term of the agreement and may be adjusted at the sole discretion of the Board. Dr. Friesen is also eligible, in respect of each fiscal year during the term, for a merit/performance bonus, if any, that the Board, in its sole discretion, may authorize. The agreement can be terminated by Dr. Friesen at any time, upon 6 months written notice to the Corporation. The Corporation can terminate the agreement for any reason upon 4 months written notice or a notice period that lasts until the end of the term of the agreement, whichever is greater. In certain circumstances, including for just cause or a material breach of the agreement by Dr. Friesen, the Corporation can immediately terminate the agreement. The agreement also contains standard non-competition and non-solicitation provisions. If, within 6 months of a specified change of control, the Corporation terminates the agreement or Dr. Friesen voluntary resigns his position, then Dr. Friesen is entitled to 24 months of severance (in one lump-sum payment), an amount equal to 100% of any bonus paid to him by the Corporation with respect to the last completed fiscal year of the Corporation and the amount of any annual car allowance in effect at that time. Dr. Friesen’s stock option agreements under the Option Plan provide that his options will immediately vest in full in the event his agreement is terminated or he voluntarily resigns after a specified change in control and the options will remain in full force and effect for a period of 60 days following such specified change in control.

On January 1, 2016 the Corporation and James Kinley entered into a consulting agreement. Pursuant to the agreement between the Corporation and James Kinley’s personal consulting company, JFK Enterprises Ltd., James Kinley serves the Corporation as CFO in consideration for consulting fees of $11,250 per month. James Kinley was also eligible for a merit/performance bonus, if any, that the Board, in its sole discretion, authorized during the term. The term of the agreement was for a period of 12 months with either party being entitled to terminate the agreement for any reason, on 30 days written notice. On January 1, 2017 the Corporation and James Kinley entered into a consulting agreement. Pursuant to the agreement between the Corporation and James Kinley’s personal consulting company, JFK Enterprises Ltd., James Kinley served the Corporation as CFO in consideration for consulting fees of $12,916.67 per month. James Kinley was also eligible for a merit/performance bonus, if any, that the Board, in its sole discretion, may authorized during the term. The term of the agreement was for a period of 12 months with either party being entitled to terminate the agreement for any reason, on 30 days written notice. There were no change of control provisions in the agreement. The agreement was renewed on January 1, 2018 for an additional 12 month term, but effective June 1, 2018, James Kinley entered into an employment agreement with the Company, replacing the consulting agreement between the Company and JFK Enterprises Ltd. On June 1, 2018, the Corporation entered into an employment agreement with James Kinley pursuant to which Mr. Kinley serves as Chief Financial Officer and Secretary of the Corporation. Under the terms of the agreement, Mr. Kinley was paid an annual salary of $155,000 paid on a semi-monthly basis. The agreement was amended, effective January 1, 2019 with the annual salary increased to $175,000 paid on a semi-monthly basis. Mr. Kinley was also eligible for a merit/performance bonus, if any, that the Board, in its sole discretion, authorized during the 2020 financial year.

On July 1, 2019, the Corporation entered into an employment agreement with Dr. Neil Owens pursuant to which Dr. Owens serves as President and Chief Operating Officer of the Corporation. Under the terms of the agreement, Dr. Owens is paid an annual salary of $135,000 paid on a semi-monthly basis. The agreement was amended effective January 1, 2020 with the annual salary increased to $155,000 paid on a semi-monthly basis. Dr. Owens was also eligible for a merit/performance bonus, if any, that the Board, in its sole discretion, authorized during the 2020 financial year.

C.        Pension Disclosure

The Corporation does not have a pension plan for directors or NEOs.

D.	Termination and Change of Control Benefits

Pursuant to the agreements referred to herein entered into by the Corporation with certain NEOs, the Corporation is required to make certain payments upon termination (whether voluntary or involuntary), change of control or a change in the NEOs’ responsibilities, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2020 is set out in the table below and is more fully described in the description of the NEO employment and consulting agreements above.

Name	Resignation	Termination without cause ($)	Change of control ($)
Albert D. Friesen, PhD, President, Chief Executive Officer, and Chairman	Nil	1,362,500	661,500
James Kinley, Chief Financial Officer	Nil	175,000	Nil
Neil Owens, President and Chief Operating Officer	Nil	155,000	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides a summary of outstanding stock options and securities available for issuance under the Option Plan as at December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by shareholders (1)	1,326,958	3.57	723,304 (2)
Equity compensation plans not approved by shareholders	Not applicable	Not applicable	Not applicable
Total	1,326,958	3.57	723,304

Notes:

(1)	The only equity compensation plan of the Corporation is the Option Plan.
(2)	The maximum number of common shares of the Corporation to be issued pursuant to the Option Plan is 2,050,262.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or employees of the Corporation or persons who were directors or executive officers of the Corporation at any time during the year ended December 31, 2019, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such period. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Dr. Friesen, Chairman and CEO of the Corporation, owns a personal consulting company, A.D. Friesen Enterprises Ltd., which entered into a consulting contract with the Corporation as of July 18, 2016. See “Employment and Consulting Agreements” section for more information.

Pursuant to the management services agreement currently in place, GVI provides the following business services to the Corporation: certain human resource, contracting, information technology and administrative services. In consideration for providing the aforesaid business services, the Corporation paid GVI $7,083 per month during the year ended December 31, 2020. Dr. Friesen owns 51% of the issued and outstanding shares of GVI.

The Corporation entered into a sub-lease agreement with GVI effective November 1, 2014 and subsequently amended on May 1, 2016 and again on November 1, 2018, expiring October 31, 2019, pursuant to which the Corporation leases a variable amount of office space up to approximately 14,720 square feet for annual rental payments of $20 per square foot on a triple net lease basis, calculated and paid monthly. Effective November 1, 2019, the Corporation modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238,000 per annum for three years ending October 31, 2022 with an 28-month renewal period available.

AUDIT COMMITTEE

The Audit and Finance Committee oversees the Corporation’s financial reporting process on behalf of the Board. Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed the audited consolidated financial statements included in the Corporation’s annual report for the year ended December 31, 2020 (the “Annual Report”) with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

The Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with the Corporation’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards, their judgments as to the quality, not just the acceptability, of the Corporation’s accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee under Canadian generally accepted auditing standards. In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors’ independence from management and the Corporation including the matters in the written disclosures provided to the Audit and Finance Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit and Finance Committee discussed with the Corporation’s independent auditors the overall scope and plans for their audit. The Audit and Finance Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Corporation’s internal controls, and the overall quality of the Corporation’s financial reporting. The Audit and Finance Committee held seven meetings during the year ended December 31, 2020. In reliance on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit and Finance Committee and the Board have also recommended, subject to shareholder approval, the selection of the Corporation’s independent auditors for the upcoming financial year.

For more information about the Audit and Finance Committee, including the text of the Audit and Finance Committee Charter, as required pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), see pages 95 to 103 in the Corporation’s Form 20-F for the year ended December 31, 2020 (the “Form 20-F”).  The Form 20-F is available electronically on the Corporation’s  profile on SEDAR  at www.sedar.com and upon request made to the Secretary of the Corporation at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6, the Corporation will promptly provide a copy of the Form 20-F to a shareholder of the Corporation free of charge.

Report Submitted by the Audit and Finance Committee

Brent Fawkes (Chair), Dr. Arnold Naimark, Gerald McDole, Manon Harvey, and Peter Quick

AUDITOR INDEPENDENCE

EY is the auditor of the Corporation and provides financial advisory and other non-audit services to the Corporation and its subsidiaries. The Audit and Finance Committee of the Corporation has concluded that the provision of these non-audit services by EY is compatible with EY maintaining its independence.

The total fees paid or accrued by the Corporation for audit and other services provided by EY for the year ended December 31, 2020 and PwC for the year ended December 31, 2019 are as follows:

PwC	EY
2019	2020
$158,000	$194,000	Audit Fees
nil	nil	Audit-related Fees
nil	nil	All Other Fees
$158,000	$194,000	Total Fees

CORPORATE GOVERNANCE

The Board believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Corporation. The system of corporate governance should reflect the Corporation’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Corporation and the enhancement of value for all shareholders.

The ECNCG Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of NI 52-110. The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Manon Harvey, Gerald McDole and Peter Quick are independent from the Corporation. Only Dr. Albert Friesen is deemed to not be independent from the Corporation. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

Dr. Albert D. Friesen is a director of reporting issuer Waverley Pharma Inc.

The Board has an orientation program in place for new directors which the Board feels is appropriate having regard to the current makeup of the Board. Each director receives relevant corporate and business information on the Corporation, the Board, and its committees. The directors regularly meet with Management and are given periodic presentations on relevant business issues and developments. Presentations are made to the Board from time to time to educate and keep it informed of changes within the Corporation and of regulatory and industry requirements and standards.

The Corporation’s Board has adopted a Code of Ethics applicable to directors, officers and employees, copies of which are available on the Corporation’s website (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6. The ECNCG Committee regularly monitors compliance with the Code of Ethics and also ensures that Management encourages and promotes a culture of ethical business conduct.

The purpose of the ECNCG Committee is, amongst other things, to identify and recommend individuals to the Board for nomination to the Board. For purposes of filling vacancies on the Board, the ECNCG Committee recommends nominees to the Board, reviews the qualifications of prospective members, and determines the relevance of those qualifications taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

The ECNCG Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors. The Board has appointed the ECNCG Committee and assigned to it responsibility for recommending compensation for executive officers employed by the Corporation to the Board.

The Corporation does not have any board committees other than the Audit and Finance Committee and the Executive Compensation, Nominating and Corporate Governance Committee.

The ECNCG Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the Corporation’s next annual meeting.

Diversity on Board and among Senior Management

The Corporation believes that ensuring diversity is not only fundamental to its future growth and progress but is an integral part of all its business activities. The Corporation recognizes and appreciates the benefits of having diversity on its Board and in its senior management. At the same time, the Corporation also recognizes that Board and senior management appointments must be based on performance, ability and potential. The Board has not adopted a formal policy regarding the identification and nomination of directors who are women, Aboriginal peoples, persons with disabilities or members of visible minorities (collectively, the “Designated Groups”). The Corporation recognizes the benefits of diversity within its Board, at the executive level and at all levels of the organization, but does not believe that a formal policy would enhance the representation of Designated Groups on the Board beyond the current recruitment and selection process.

The Board as a whole is responsible for assessing the effectiveness of the process for identifying, evaluating and recommending director nominees. Similarly, with respect to senior management appointments, the Board is responsible for assessing the effectiveness of the process for identifying, evaluating and appointing senior management.

As of the date of this Circular, the Corporation has not adopted a target number or percentage, or a range of target numbers or percentages, for the members of any Designated Group to hold positions on the Board or to be members of senior management by a specific date, as it believes that imposing targets based on specific selection criteria would limit the Corporation’s ability to ensure that the overall composition of the Board and senior management meets the needs of the Corporation and its shareholders.

As of the date of this Circular, the Corporation has a total of six directors and four members of senior management. One director (or 17% of the Board) is a woman. One member of senior management (or 25% of senior management) is a visible minority.

ADDITIONAL INFORMATION

Additional information regarding the Corporation can be obtained on SEDAR (www.sedar.com). Financial information regarding the Corporation is contained in the Corporation’s consolidated financial statements for the year ended December 31, 2020, as well as in the Corporation’s most recent Management’s Discussion and Analysis (“MD&A”). Shareholders requesting copies of the Corporation’s most recent financial statements and MD&A can contact the Secretary of the Corporation at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED at the City of Winnipeg, in the Province of Manitoba this 10th day of May, 2021.

(Signed) “Albert D. Friesen”

Dr. Albert D. Friesen, Chairman, President & CEO

Schedule A

medicure

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

October 16, 2020

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Ernst & Young LLP
2700 – 360 Main Street
Winnipeg, MB R3C 4G9

PwC Canada
1 Lombard Place, Suite 2300
Winnipeg, MB R3B 0X6

RE: Notice of Change in Auditor

This notice is made pursuant to National Instrument 51-102 ("NI 51-102").

PwC Canada ("PwC") were appointed the auditors of Medicure Inc., (the "Corporation") on November 21, 2018. The Corporations' shareholders approved at the last annual meeting of the shareholders of the Corporation held June 22, 2020 that PwC be reappointed auditors of the Corporation until the next annual meeting.

The Board of Directors, upon the recommendation of the Audit Committee, has decided not to renew PwC's appointment as auditor. The audit committee has reviewed the situation and determined that the appointment of Ernst & Young LLP ("EY") as auditors of the Corporation would be in the best interests of the Corporation. As such, the Company's audit committee has recommended that EY be appointed as the successor auditor and the Board of Directors have approved the same on October 6, 2020.

There have been no reservations in the auditor's reports for the audits of the three most recently completed fiscal years.

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

The board of directors of the Corporation has reviewed and approved the reporting package as that term is defined in NI 51-102.

Sincerely,

MEDICURE INC.

Per:

/s/ James Kinley

James Kinley CPA, CA
Chief Financial Officer

pwc

October 19, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island

We have read the statements made by Medicure Inc. in the attached copy of change of auditor notice dated October 16, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 16, 2020.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
Richardson Building, One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6
T: +1 204 926 2400, F: +1 204 944 1020, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Ernst & Young LLP
2700-360 Main Street
Winnipeg, MB R3C 4G9

Tel: +1 204 947 6519
Fax: +1 204 956 0138
ey.com/ca

October 16, 2020

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Medicure Inc.
Change of Auditor Notice dated 2020/10/16

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, Medicure Inc.